Exhibit 99.1

NEWS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT 2010 GOLD SALES INCREASE 14%;
COMPANY PROVIDES 2011 PRODUCTION FORECASTS AND
UPDATED RESERVE AND RESOURCE CALCULATIONS

MONTREAL, Quebec, Canada, January 21, 2011 – Richmont Mines Inc. (TSX – NYSE Amex: RIC), (“Richmont” or the “Company”) is pleased to release 2010 gold sales figures, to provide guidance for gold production levels in 2011, and to update its reserve and resource calculations as of December 31, 2010.

Highlights:

  2010 gold sales of 68,123 ounces, up 14% year-over-year and 5% above forecasted 65,000 ounces;

  Q4/2010 gold sales of 18,591 ounces, a 43% increase over Q4/2009 gold sales of 13,029 ounces;

  2011 gold production forecast of 80,000 – 85,000 ounces;

  Total Proven and Probable reserves of 366,944 gold ounces at December 31, 2010 versus 445,471 gold ounces at December 31, 2009;

  Updated Wasamac property resource calculation including pending results from the 20,000 metre drilling campaign in 2010 expected to be available by mid-February 2011.

2010 gold sales overview

On a consolidated basis, Richmont Mines sold 68,123 ounces of gold in 2010, a notable 14% increase over 2009 sales levels of 59,733 ounces of gold, and 5% above the Company’s targeted level of 65,000 ounces of gold for the year. On a segmented basis, the Island Gold Mine contributed 45,865 ounces of gold in 2010, 18% above 2009 levels, while the Beaufor Mine sold 22,258 ounces of gold in 2010, up 7% over the prior year’s levels.

Table 1: Ounces of gold sold

	3 months ended December 31,			12 months ended December 31,
	2010	2009	Change	2010	2009	Change
Island Gold Mine	11,589	8,729	33%	45,865	38,879	18%
Beaufor Mine	7,002	4,300	63%	22,258	20,854	7%
Total	18,591	13,029	43%	68,123	59,733	14%

Richmont Mines plans to release its fourth quarter and full year 2010 financial results during the week of February 21, 2011.

Forecasted 2011 production

The Company is expecting annual gold production of 80,000 – 85,000 ounces in 2011, reflecting forecasted production of 45,000 – 50,000 ounces from the Island Gold Mine, 20,000 – 25,000 ounces from the Beaufor Mine, and 15,000 ounces from the Francoeur Mine, of which 5,000 ounces will be produced prior to the start of commercial production, expected in mid-2011. For 2012, with a full year of production from the Francoeur Mine, the Company expects annual production to exceed 100,000 ounces of gold.

RICHMONT 2010 GOLD SALES INCREASE 14%; COMPANY PROVIDES 2011 PRODUCTION FORECASTS AND UPDATED RESERVE AND RESOURCE CALCULATIONS
January 21, 2011

Updated Reserve and Resource Estimates

Island Gold Mine
As of December 31, 2010, total Proven and Probable Reserves at the Island Gold Mine were 161,197 gold ounces. Proven and Probable reserves declined from 264,085 gold ounces at the end of December 2009 primarily as a result of three contributing factors:

(1)	12 months of production at the mine;
(2)	Results from definition drilling in 2010 that lowered Probable reserve estimates in the Lochalsh Zone;
(3)

Reconciliation between actual production and reserve estimates, due to lower than anticipated amounts of gold being recovered from several blocks as a result of more variable gold distribution in the alteration zone.

Estimated Measured and Indicated resources at the Island Gold Mine increased to 188,511 gold ounces at December 31, 2010, versus 154,813 Au ounces last year, as drilling efforts throughout the year enabled the Company to successfully convert Inferred resources to Measured and Indicated resources. Estimated Inferred resources at December 31, 2010 decreased to 138,732 gold ounces, versus 199,569 gold ounces at the end of December 2009.

On a positive front, drilling in 2010 resulted in favourable results at depth, between -400 and -900 metres elevation, specifically:

Table 2: Drill results at Island Gold (1)

Hole Number	From (metres)	To (metres)	True Width (metres)	Grade (g/t Au) (Cut at 75 g/t Au)	Below Zone
GD-10-02	532.92	538.00	2.9	10.4	Ext. 2
GD-10-04	691.02	696.95	3.2	8.21	Ext. 1
	853.70	858.75	2.6	7.4	Ext. 1
GD-10-09	810.11	829.62	9.6	8.1	Lochalsh
GD-10-10	761.34	764.60	1.7	8.6	Between Lochalsh and Island Main
(1)	Please see the Regulation 43-101 at the end of this release for analysis details.

These results confirm the extension of the Island Gold mineralized zones at depth over a lateral distance of more than 1 km. Please see the Island Gold longitudinal section below.

Figure 1: Island Gold longitudinal

http://media3.marketwire.com/docs/maps1.pdf

A total of 38,000 metres of drilling are planned for the Island Gold Mine property in 2011, of which 30,000 metres will be underground exploration and definition drilling and the outstanding 8,000 metres will be surface exploration drilling. A primary focus in 2011 will be to better define the gold resources potential at depth.

Beaufor Mine
Proven and Probable reserves at the Beaufor Mine increased to 68,998 gold ounces at December 31, 2010, from 44,637 gold ounces at December 31, 2009. This reflects the addition of 24,798 ounces of reserves identified through the drilling program on the near-surface W and 367 zones, in conjunction with reserves established within the mine’s existing underground infrastructure as a result of definition drilling in 2010, offset by 22,258 ounces of gold sales from the mine in 2010.

Drilling efforts in 2010 similarly resulted in a minor increase in Measured and Indicated resources to 173,453 ounces at the end of 2010 versus 171,372 ounces at the end of 2009. Inferred resources declined slightly to 182,185 ounces as of December 31, 2010 from 199,256 ounces at the end of the prior year. Existing resources are mostly below the existing infrastructure of the mine, and currently do not economically justify an extension of current operations.

RICHMONT 2010 GOLD SALES INCREASE 14%; COMPANY PROVIDES 2011 PRODUCTION FORECASTS AND UPDATED RESERVE AND RESOURCE CALCULATIONS
January 21, 2011

The Company is planning 11,000 metres of definition drilling and 17,000 metres of exploration drilling at the Beaufor Mine in 2011, in an effort to continue to grow its reserve and resource base. The primary focus will be to expand and advance the potential of the near-surface W and 367 zones, located to the west of the mine’s existing infrastructure.

Francoeur Mine
As of December 31, 2010, the Francoeur Mine had total estimated Probable reserves of 136,749 gold ounces, unchanged from year-end 2009 and similarly unchanged from results detailed in the 43-101 compliant technical report, filed on SEDAR on August 5, 2009. Indicated Resources of 18,541 gold ounces and Inferred Resources of 38,706 gold ounces for the Francoeur Mine also remained unchanged from previously published levels. The mine is scheduled to begin production in mid-2011, with an annual estimated production rate of 35,000 Au ounces for an initial mine life of four years.

Wasamac Property
The Wasamac property had Inferred resources of 285,200 gold ounces as of December 31, 2009. An updated Resource estimate as of December 31, 2010, incorporating pending results from the 20,000 metres of drilling that was completed on this property in 2010, will be released by mid-February 2011.

Table 3: Updated Reserve and Resource Estimates as of December 31, 2010

RESERVES (1)

		Island Gold Mine		Beaufor Mine		Francoeur Mine
		Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2009
Proven Reserves	Tonnes	354,698	387,182	81,742	47,033	-	-
	Grade (g/t Au)	6.48	8.46	7.53	6.63	-	-
	Ounces	73,848	105,333	19,780	10,021	-	-
Probable Reserves	Tonnes	463,368	539,961	201,296	118,728	615,664	615,664
	Grade (g/t Au)	5.86	9.14	7.60	9.07	6.91	6.91
	Ounces	87,349	158,752	49,218	34,616	136,749	136,749
Total Proven and Probable Reserves	Tonnes	818,066	927,143	283,038	165,761	615,664	615,664
	Grade (g/t Au)	6.13	8.86	7.58	8.38	6.91	6.91
	Ounces	161,197	264,085	68,998	44,637	136,749	136,749

RESOURCES (2)

		Island Gold Mine		Beaufor Mine		Francoeur Mine
		Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2009
Measured Resources	Tonnes	6,621	-	85,781	96,396	-	-
	Grade (g/t Au)	4.52	-	5.47	5.78	-	-
	Ounces	963	-	15,086	17,903	-	-
Indicated Resources	Tonnes	789,854	456,353	731,560	725,732	76,449	76,449
	Grade (g/t Au)	7.39	10.55	6.73	6.58	7.54	7.54
	Ounces	187,548	154,813	158,367	153,469	18,541	18,541
Total Measured and Indicated Resources	Tonnes	796,475	456,353	817,341	822,128	76,449	76,449
	Grade (g/t Au)	7.36	10.55	6.60	6.48	7.54	7.54
	Ounces	188,511	154,813	173,453	171,372	18,541	18,541
Inferred Resources	Tonnes	604,729	640,614	864,709	919,214	202,250	202,250
	Grade (g/t Au)	7.14	9.69	6.55	6.74	5.95	5.95
	Ounces	138,732	199,569	182,185	199,256	38,706	38,706
(1)

Reserve calculations were prepared using a gold price of US$1,000 per ounce (CAN$1,000) for 2010 and US$850 per ounce (CAN$850) for 2009. For the Francoeur Mine, reserves were prepared using a price of US$800 per ounce (CAN$800) for both 2010 and 2009.

(2)	Resources presented in the above table are exclusive of reserves and do not have demonstrated economic viability at this time.

RICHMONT 2010 GOLD SALES INCREASE 14%; COMPANY PROVIDES 2011 PRODUCTION FORECASTS AND UPDATED RESERVE AND RESOURCE CALCULATIONS
January 21, 2011

About Richmont Mines Inc.
Richmont Mines has produced over 1.2 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Regulation 43-101
The reserve and resource calculations as of December 31, 2010 and December 31, 2009 were performed by qualified persons as defined by Regulation 43-101. Please refer to the SEDAR website (www.sedar.co) for full reports and additional corporate documentation.

This press release was reviewed by Mr. Daniel Adam, Geo., Ph.D., Exploration Manager, a qualified person as defined by Regulation 43-101, and an employee of Richmont Mines Inc.

The exploration program was conducted by qualified persons as defined by Regulation 43-101. Specifically, the program was overseen by Mr. Michel Plasse, P.Geo., Chief geologist of the Island Gold Mine, a qualified person as defined by Regulation 43-101, and an employee of Richmont Mines Inc. The analyses were conducted at the Swastika laboratories (2008) Ltd in Swastika, Ontario, by means of fire assay fusion with atomic absorption (AA) and gravimetric finish.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

For more information, please contact:

Investor Relations:	Media Contact:
Jennifer Aitken	Ian Bolduc
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 ext. 224
E-mail: jaitken@richmont-mines.com	E-mail: ian.bolduc@edelman.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com